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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45367

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FINANCORP GROUP INTERNATIONAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

CoSuite Brickell 800 Brickell Aveneus, 4th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Silva	954-334-0009	nsilva@financorpusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HACKER JOHNSON & SMITH PA
(Name – if individual, state last, first, and middle name)

500 West Cyprus Creek Road, Suite 450	Ft. Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)

09/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas Silva, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financorp Group International Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida County of Dade
Sworn to (or affirmed) and subscribed before me via ☒ physical presence OR ☐ online notarizations this 31st day of March, 2022.
By Nicholas Silva
Personally known ___ OR produced identification ✓
Type of identification produced FL DL

MIZREL NICOLAS
Commission # HH 151130
Expires August 2, 2025
Bonded Thru Budget Notary Services
NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCORP GROUP INTERNATIONAL CORPORATION

DECEMBER 31, 2021

TABLE OF CONTENTS

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholder
Financorp Group International Corporation
Miami, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2015.
Fort Lauderdale, Florida
March 30, 2022

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 2,274,114
Furniture, equipment and leasehold improvements, net	7,863
Other assets	54,606
TOTAL ASSETS	$ 2,336,583

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 393,877
TOTAL LIABILITIES	393,877
COMMITMENTS AND CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	792,706
TOTAL STOCKHOLDER'S EQUITY	$ 1,942,706
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,336,583

FINANCORP GROUP INTERNATIONAL CORPORATION
Notes to the Statement of Financial Condition
At December 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly-owned by Financorp Group Holdings ("the Parent"), a company organized and existing under the laws of Delaware.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership. During the year ended December 31, 2021, substantially all the commission income earned by the Company was derived from these affiliates.

Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated lives of the respective assets or the term of the related lease, if shorter.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

At December 31, 2021, cash of $45,560 was held in interest-bearing accounts at Centennial Bank and $2,228,554 at Interactive Brokers. The Securities Investor Protection Corporation ("SIPC") insures the brokerage accounts with Interactive Brokers to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,889,232 which was $1,789,232 more than its required net capital. The Company's aggregate indebtedness to net capital ratio was .2037 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to remit monthly net commission revenues to the Company. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

For the month of December 2021, the Company earned $170,899 of commission and interest revenue and incurred $98,755 of clearing expenses. During the month of December 2021, the Company received $72,144 from the clearing broker.

NOTE 5 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2021, property and equipment were summarized as follows:

Leasehold Improvements	129,502
Office furniture fixtures and equipment	295,834
	425,336
Less, accumulated depreciation and amortization	417,473
Furniture, equipment and leasehold improvements, net	$ 7,863

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement on July 11, 2014 for office space in Ft. Lauderdale, Florida. The Company began occupying the space on March 1, 2015. This lease expires on March 31, 2022.

We determine if a contract contains a lease at inception and recognize operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date. The right-of-use asset and operating lease liability is disclosed below and are included in the caption "Other assets" and "Accrued liabilities," respectively, in the accompanying balance sheet. As our lease does not provide an implicit rate, we used our incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The components of our operating lease asset and liability at December 31, 2021, are as follows:

Operating lease right of use asset	$	8,995
Operating lease liability	$	10,754
Remaining lease term-operating lease (in months)		3
Discount rate		4%

Future minimum lease payments under our non- cancellable lease, reconciled to our operating lease liability is as follows:

Year Ended December 31:	Amounts
2022	$ 10,840
Total	10,840
Less interest	(86)
Total operating lease liability	$ 10,754

In January 2022, the Company entered into a new lease for office space located in Miami, Florida. The lease is for a period of twelve months and will automatically renew annually unless cancelled by the Company.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021, and through the date of this report, there were no such claims.

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Income tax expense of $6,105 represents current income tax expense of $9,270 and a deferred tax benefit of ($3,165). The net deferred tax asset included in "other assets" on the statement of financial condition is $10,592 as of December 31, 2021, and consists of the following:

Deferred Tax Assets :	Amount
Deferred rent	$ 446
Additional depreciation for tax	10,146
Net deferred tax asset	$ 10,592

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized.

Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal and state income tax returns for the years after 2017 remain subject to examination by the taxing authorities.

NOTE 8 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2021, the Company did not hold any securities in its investment account.

NOTE 9 – MAJOR CUSTOMERS AND ECONOMIC DEPENDENCE

Five affiliated customers accounted for approximately 99% of the Company's commission revenue for the year. Two are offshore funds and the other is a trust related to the Mendoza family.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company paid a distribution to the shareholder totaling $450,000 during the year ended December 31, 2021.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2021, through March 30, 2022, the date that the financial statements were available to be issued and available, noting that there were no subsequent events.